TRANS ENERGY, INC.

210 Second Street

P.O. Box 393

St. Marys, West Virginia 26170

April 1, 2009

Ms. Jennifer O’Brien

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20649

Re:	Trans Energy, Inc. (the “Company”);
Commission’s Comment Letter Dated February 5, 2009

File No. 0-23530

Dear Ms. O’Brien:

This letter is in response to your comment letter referenced above. Set forth below are our responses addressing items 1 and 2 in your letter. Please note that we are still working with our consulting engineers to finalized our responses to items 3 to 8 and will submit those responses as soon as completed.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Note 1 – Summary of Significant Accounting Policies, page 34

Asset Retirement Obligations, page 36

1.

We have considered your response to our prior comment number two, wherein you state that “Under the provisions of SFAS No. 143, we are required to exclude costs of plugging and abandonment from our amortization and depreciation rates for assets for which the plugging and abandonment costs exceed salvage.” However, we note this policy does not appear to comply with paragraph 23 of FAS 143, which states “Paragraph 37 of FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, is replaced by the following: Obligations for dismantlement, restoration, and abandonment costs shall be accounted for in accordance with the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations. Estimated residual salvage values shall be taken into account in determining amortization and depreciation rates.” Based upon the guidance as cited, it appears necessary for you to modify your accounting policy to comply with SFAS 143.

Response: We will delete the last sentence of the accounting policy footnote that states, “This standard requires the Company to record a liability for the fair value of the dismantlement and plugging and abandonment costs, excluding salvage values.”

Note 11 – Notes Payable, page 42

2.

We have considered your response to prior comment number three and your statement that you “determined the fair value of the 2% Net Profits Interest to be $765,000 using Rule 4-10(c)(4)(i)(A) under Regulation S-X;” wherein “the present value of estimated future net revenues be computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures to be incurred in developing and producing the proved reserves computed using a discount factor of 10% and assuming continuation of existing economic conditions.” Based on your response, please address the following additional items concerning this transaction with CIT Capital USA Inc.:

i.	Explain why you reference Rule 4-10(c) of Regulation S-X given your accounting policy election to report your oil and gas activities using the successful efforts method;
ii.	Explain why you have used the full cost rules to determine fair value.
iii.

Explain in necessary detail how you calculated the fair value of the terms in the 2% Net Profits Interest you conveyed to CIT Capital USA Inc., that includes “any additional oil and gas properties acquired in the future through to the date of maturity;”

iv.

Cite the specific accounting literature that led to your decision to record the $765,000 “as a reduction of oil and gas properties and a discount on the note payable to CIT Capital USA Inc., with no gain recognized.” In your response, please address how you considered the guidance in FAS 19 for Mineral Property Conveyances and Related Transactions. We note your clarified disclosure on page 10 of your Form 10-Q for the fiscal quarter ended September 30, 2008, which states “They conveyance of the 2% Net Profits Interest has been accounted for as a sale, which was recorded against the values of oil and gas properties.”

Response: We wish to correct our previous response as follows:

The 2% Net Profits Interest (NPI) was paid to our lender, CIT Capital USA Inc. (CIT) as a financing fee for entering into the lending arrangement. The Company and CIT, together determined the fair value of the 2% Net Profits Interest to be $765,000 based on projected net cash flows from oil and gas production. The 2%

Net Profits Interest was agreed with CIT to be for the payment of the $765,000 financing fee.

The conveyance of the 2% NPI was recorded as a discount on the debt under US GAAP, whereby debt should be recorded as a liability equal to the net proceeds received, being the cash received less the fair value of the financing fees ($765,000). In accordance with FAS 19, paragraph 45.b., “gain shall not be recognized at the time of the conveyance” where “...part of an interest owned is sold and the seller has a substantial obligation for future performance, such as an obligation to drill a well or to operate the property without proportional reimbursement for that portion of the drilling or operating costs applicable to the interest sold.” As such, no gain was recorded on the transaction.

Sincerely,

/s/ Lisa Corbitt

Lisa A. Corbitt

Chief Financial Officer

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